August 4, 2023

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re: Harden Technologies Inc.

Amendment No. 2 to Registration Statement on Form F-1

Filed July 13, 2023
File No. 333-269755

Ladies and Gentlemen:

This letter is in response to the letter dated July 28, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Harden Technologies, Inc. (the “Company”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Amendment No. 2 to Form F-1

Note 3. Short-term Investment, page F-19

1.	We note your disclosure that short-term investments consist of “financial products by Industrial Bank,” which according to page F-10, “mainly represents marketable securities with an original maturity of three months to one year.” Please describe in greater detail here, and in your fair value footnote, the nature and terms of your financial products for the period presented. If applicable, please tell us your consideration of the information required by ASC 320-10-50. Revise your discussion of liquidity and capital resources on page 61 to expand and clarify the disclosure of these products comprising your short-term investments.

Response: The Company acknowledges the Staff’s comments and has amended the related disclosures on page F-10, F-13, F-19 and Page 61 of the amended draft registration statement in response thereto.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the undersigned at (804) 814-2209 or brad@hbhblaw.com

Very truly yours,

Haneberg Hurlburt PLC

By:	/s/ Bradley A. Haneberg
Bradley A. Haneberg, Esq.
Partner